February 28, 2014                                                                                     Via Email and EDGAR

Mellissa Campbell Duru
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Catchmark Timber Trust, Inc.
Schedule TO-T
Filed February 18, 2014 by CMG Partners, LLC
File No. 005-87801

Dear Ms. Duru:

I am responding to the comments in your letter dated February 27, 2014, regarding the above-referenced filing.  Set forth below are my responses numbered to correspond to your numbered comments.

1.
I apologize for the error; of course you are right.  However, we are in the final stages of mailing tender offer materials to shareholders.  The tender offer materials that are being disseminated to shareholders correctly identify the Expiration Date (April 4, 2014) in multiple locations, and our website clearly discloses the same correctly as well, so I believe we have satisfied any disclosure obligations in that regard and under Rule 14d-4.

2.
The verbiage contained in the Summary Term Sheet reading “if the Purchasers purchase a significant number of the outstanding shares pursuant to this and any other tender offers and other purchases…” could perhaps be interpreted as an intent to purchase a larger, more significant quantity of shares in this and other future offers or purchases.  While this language is almost universally found in tender offer documents, we do not currently contemplate any additional purchases.  Because of the small number of shares we seek to purchase under this offer, and with no current intent to pursue additional purchases, we do not believe financial statements are material.  It is worth noting that under the subject company’s governing documents, we may not purchase more than 9.9% of the outstanding shares, so issues of control do not present themselves.  We have stated that we have the capital to purchase all of the shares we are offering to purchase, and there are no financing contingencies.

3.	We confirm our understanding of this comment.

We acknowledge the Staff’s positions stated in the closing of its letter, and we do not take any specific issue with such positions, but we respectfully suggest that the statements requested, as discussed herein may not be necessary. If the requested statements are accurate statements of applicable law, there is no reason to obtain from us any acknowledgment of the law for it to be enforceable.  If the statements go beyond the law applicable to us, or if they are the Staff’s interpretations of law, then it would seem to follow that the Staff should not require us to make statements that would be binding upon us or prejudicial to us.

Sincerely,

/s/ Mark Swenson
Mark Swenson